SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            -------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                              (Amendment No. 1)(1)

                          Emisphere Technologies, Inc.

                                (Name of Issuer)

                     Common Stock, $.01 par value per share
  ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    291345106
                                 (CUSIP NUMBER)


                                December 31, 2005

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                   /   /   Rule 13d-1(b)
                  /X/      Rule 13d-1(c)
                  /   /    Rule 13d-1(d)


________________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
NAME OF REPORTING PERSONS: Brandon Fradd
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) | |
                                                                 (b) |X|
--------------------------------------------------------------------------------
SEC USE ONLY

--------------------------------------------------------------------------------
CITIZENSHIP OR PLACE OF ORGANIZATION        United States of America

--------------------------------------------------------------------------------
    NUMBER OF     SOLE VOTING POWER                              381,180
     SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
    PERSON WITH
--------------------------------------------------------------------------------
                  SHARED VOTING POWER                            1,701,820

--------------------------------------------------------------------------------
                  SOLE DISPOSITIVE POWER                         381,180

--------------------------------------------------------------------------------
                  SHARED DISPOSITIVE POWER                       1,701,820

--------------------------------------------------------------------------------
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     2,083,000


--------------------------------------------------------------------------------
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
--------------------------------------------------------------------------------
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                8.9%

--------------------------------------------------------------------------------
TYPE OF REPORTING PERSON*                                        IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
NAME OF REPORTING PERSONS: Apollo Medical Fund Management  L.L.C.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) | |
                                                                 (b) |X|
--------------------------------------------------------------------------------
SEC USE ONLY

--------------------------------------------------------------------------------
CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware

--------------------------------------------------------------------------------
    NUMBER OF      SOLE VOTING POWER                             0
     SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
   PERSON WITH
--------------------------------------------------------------------------------
                   SHARED VOTING POWER                           1,256,415

--------------------------------------------------------------------------------
                   SOLE DISPOSITIVE POWER                        0

--------------------------------------------------------------------------------
                   SHARED DISPOSITIVE POWER                      1,256,415

--------------------------------------------------------------------------------
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     1,256,415


--------------------------------------------------------------------------------
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
--------------------------------------------------------------------------------
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                5.4%

--------------------------------------------------------------------------------
TYPE OF REPORTING PERSON*                                        CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------------------------------------------------------------------
NAME OF REPORTING PERSONS: Apollo Medical Partners, L.P.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
-------------------------------------------------------------------------------
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) | |
                                                                 (b) |X|
-------------------------------------------------------------------------------
SEC USE ONLY

-------------------------------------------------------------------------------
CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware

-------------------------------------------------------------------------------
    NUMBER OF      SOLE VOTING POWER                             0
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
  PERSON WITH
-------------------------------------------------------------------------------
                   SHARED VOTING POWER                           1,256,415

-------------------------------------------------------------------------------
                   SOLE DISPOSITIVE POWER                        0

-------------------------------------------------------------------------------
                   SHARED DISPOSITIVE POWER                      1,256,415

-------------------------------------------------------------------------------
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     1,256,415


-------------------------------------------------------------------------------
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
-------------------------------------------------------------------------------
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                5.4%

-------------------------------------------------------------------------------
TYPE OF REPORTING PERSON*                                        PN

-------------------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                           Emisphere Technologies, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                           765 Old Saw Mill River Road
                           Tarrytown, New York  10591

Item 2(a).        Name of Persons Filing:

                           Brandon Fradd
                           Apollo Medical Fund Management L.L.C.
                           Apollo Medical Partners, L.P.
                           (collectively, the "Reporting Persons")

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                           The  principal  business  address  of  the  Reporting
Persons is:

                                    68 Jane Street
                                    Suite 2E
                                    New York, New York 10014

Item 2(c).        Citizenship:

                           Mr. Fradd is a citizen of the United States of America. Apollo Medical Fund Management L.L.C. is organized in Delaware. Apollo Medical Partners, L.P. is organized in Delaware.

Item 2(d).        Title of Class of Securities:

                           Common Stock, $.01 par value per share

Item 2(e).        CUSIP Number:

                           291345106

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable

                      (a)           [  ]  Broker  or  dealer   registered  under
                                    Section 15 of the Exchange Act;

                      (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

                      (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

                      (d)           [  ]  Investment  Company  registered  under
                                    Section 8 of the Investment Company Exchange
                                    Act;

                      (e) [ ] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                      (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                      (g) [ ] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

                      (h) [ ] Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

                      (i) [ ] Church Plan that is excluded from the definition of an Investment Company under
                                    Section  3(c)(14) of the Investment  Company
                                    Act;

                      (j)           [  ]  Group,   in   accordance   with   Rule
                                    13d-1(b)(1)(ii)(J).

Item 4.           Ownership.

                  A.  Brandon Fradd
                  (a)  Amount beneficially owned:                                       2,083,000
                  (b)  Percent of Class:                                                8.9%
                  (c)   Number of shares as to which such person has:

                      (i)  Sole power to vote or direct the vote:                       381,180
                      (ii) Shared power to vote or to direct the vote:                  1,701,820
                      (iii)Sole power to dispose or direct the disposition of:          381,180
                      (iv) Shared power to dispose or to direct the disposition of:     1,701,820


                  B. Apollo Medical Fund Management L.L.C.

                  (a)  Amount beneficially owned:                                       1,256,415
                  (b)  Percent of Class:                                                5.4%
                  (c)   Number of shares as to which such person has:

                      (i)  Sole power to vote or direct the vote:                       0
                      (ii) Shared power to vote or to direct the vote:                  1,256,415
                      (iii)Sole power to dispose or direct the disposition of:          0
                      (iv) Shared power to dispose or to direct the disposition of:     1,256,415




                  C. Apollo Medical Partners, L.P.

                  (a)  Amount beneficially owned:                                       1,256,415
                  (b)  Percent of Class:                                                5.4%
                  (c)   Number of shares as to which such person has:

                      (i)  Sole power to vote or direct the vote:                       0
                      (ii) Shared power to vote or to direct the vote:                  1,256,415
                      (iii)Sole power to dispose or direct the disposition of:          0
                      (iv) Shared power to dispose or to direct the disposition of:     1,256,415





         As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Brandon Fradd beneficially owns 2,083,000 shares of the Issuer's Common Stock, $.01 par value per share ("Common Stock"), representing 8.9% of the Common Stock and Apollo Medical Fund Management L.L.C. ("Apollo Management") and Apollo Medical Partners, L.P. ("Apollo L.P.") beneficially own 1,256,415 shares of the Issuer's Common Stock representing 5.4% of the Common Stock. Mr. Fradd directly owns 228,820 shares of Common Stock and indirectly owns 1,854,180 shares of Common Stock in his capacity as (i) the sole principal of Apollo Management, which in turn is the general partner for Apollo L.P., (ii) the chief executive officer with sole control of Apollo Equity Management, Inc., a Delaware corporation, which in turn acts as the investment manager for Apollo Medical Offshore Partners, Ltd. ("Apollo Ltd."), an exempt company incorporated in the Bahamas and (iii) the manager of several separate accounts (collectively, the "Separate Accounts") on a discretionary basis.

Item 5.   Ownership of Five Percent or Less of a Class.

                   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

                   Each of Apollo L.P., Apollo Ltd., and the Separate Accounts have the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by such person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                   Not Applicable

Item 8.   Identification and Classification of Members of the Group.

                   Not Applicable

Item 9.   Notice of Dissolution of Group.

                   Not Applicable

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2006

                                  /s/ Brandon Fradd
                                  Brandon Fradd



                                  APOLLO MEDICAL FUND MANAGEMENT L.L.C.


                                  By: /s/ Brandon Fradd
                                      ----------------------------------------
                                  Name: Brandon Fradd
                                  Title:  Managing Member




                                  APOLLO MEDICAL PARTNERS, L.P.

                                  By: Apollo Medical Fund Management L.L.C.,
                                        its general partner


                                  By: /s/ Brandon Fradd
                                      ----------------------------------------
                                  Name:  Brandon Fradd
                                  Title:  Managing Member




                                  EXHIBIT INDEX


Exhibits

1. Joint Filing Agreement, dated February 13, 2006, among Brandon Fradd, Apollo Medical Fund Management L.L.C., and Apollo Medical Partners, L.P.

                                    EXHIBIT 1




                             JOINT FILING AGREEMENT



         The undersigned hereby agree that this Statement on Schedule 13G with respect to the beneficial ownership of shares of Common Stock of Emisphere Technologies, Inc. is filed jointly on behalf of each of them.

Dated: February 13, 2006


                                  /s/ Brandon Fradd
                                  Brandon Fradd



                                  APOLLO MEDICAL FUND MANAGEMENT L.L.C.


                                  By: /s/ Brandon Fradd
                                  --------------------------------------------
                                  Name: Brandon Fradd
                                  Title:  Managing Member




                                  APOLLO MEDICAL PARTNERS, L.P.

                                  By: Apollo Medical Fund Management L.L.C.,
                                      its general partner


                                  By: /s/ Brandon Fradd
                                  --------------------------------------------
                                  Name: Brandon Fradd
                                  Title:  Managing Member